UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-38766

MMTEC, INC.

(Translation of registrant’s name into English)

c/o MM Future Technology Limited

Room 2302, 23rd Floor

FWD Financial Center

308 Des Voeux Road Central

Sheung Wan, Hong Kong

Tel: + 852 36908356

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

On May 16, 2023, MMTec, Inc., a British Virgin Islands company (“MMTec” or the “Company”), entered into an Equity Acquisition Agreement (the “Purchase Agreement”) with Alfa Crest Investment Limited, a British Virgin Islands company (“Alfa Crest”), CapitoLabs Limited, a British Virgin Islands company (“CapitoLabs”, and together with Alfa Crest, the “Sellers”) and Alpha Mind Technology Limited, a British Virgin Islands company (“Target” or “Alpha Mind”). Pursuant to the Purchase Agreement, the Sellers agreed to sell and MMTEC agreed to purchase, the Sellers’ shares of Target’s issued and outstanding ordinary shares, which represent an 85% ownership stake in Target, for aggregate purchase price of $99,650,000 (the “Purchase Price”). The Purchase Price will be paid as follows: (a) $1.0 million was paid by MMTec to the Sellers as a good faith deposit on May 8, 2023, (b) MMTec will pay the Sellers an aggregate of $91,650,000 in cash at closing, and (c) MMTec pay the remaining $7.0 million of the Purchase Price to the Sellers in the form of a convertible promissory note.

The Purchase Agreement contains representations, warranties, covenants and closing conditions of each of the parties thereto that are customary for transactions of this type. Under the Purchase Agreement, the closing of the transaction must occur within 30 days after the closing conditions have been satisfied; provided, that the parties have the right to terminate the Purchase Agreement if, among other things, the closing has not occurred within 90 days after the date the Purchase Agreement was signed.

Alpha Mind, through its variable interest entity (VIE) subsidiaries, has two primary business units: (a) an insurance agency, and (b) an insurance technology business. The insurance agency operates nationwide in the People’s Republic of China (PRC) with a wide range of insurance products, including but not limited to property insurance, homeowner’s insurance, life insurance, health insurance, business insurance and worker’s compensation insurance. The insurance agency is PRC-licensed and works with around 180 insurance carriers. The insurance technology business is focused on operating and developing next generation insurance tech products in the PRC, including developing SaaS platforms to interface with both consumers and underwriting support and exploring the implementation of artificial intelligence in the insurance technology space. The Company believes that Alpha Mind’s business units parallel MMTec’s existing businesses, operating with similar fee arrangements, objectives and technology focuses. Through the acquisition of Alpha Mind, MMTec looks to capitalize on these parallels and to expand its overall focus in the PRC financial industry from investment banking and asset management business to also include insurance.

The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of each of which is filed as Exhibit 10.1 hereto, respectively and each of which is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Equity Acquisition Agreement, dated May 16, 2023, by and among MMTEC, Inc., Alfa Crest Investment Limited, CapitoLabs Limited and Alpha Mind Technology Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

MMTEC, INC.

By:	/s/ Min Kong
Min Kong, Chief Financial Officer

Date: May 17, 2023

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